Exhibit 99.1

Goldcorp to Release 2016 Third Quarter Results on October 26th; Conference Call and Webcast on October 27th

VANCOUVER, Sept. 15, 2016 /CNW/ - GOLDCORP INC. (TSX: G, NYSE: GG) will release 2016 third quarter results after the market closes on Wednesday, October 26, 2016.

Third Quarter 2016 Conference Call and Webcast details below:

Date:	Thursday, October 27, 2016
Time:	10:00 a.m. (PDT)
Dial-in:	800-355-4959 (toll-free); 416-340-2216 (outside Canada and the US)
Replay:	800-408-3053 (toll-free); 905-694-9451 (outside Canada and the US)
Replay end date:	November 27, 2016
Replay Passcode:	Conference ID#: 5644646

A live and archived webcast will also be available at www.goldcorp.com.

About Goldcorp
Goldcorp is a senior gold producer focused on responsible mining practices with safe, low-cost production from a high-quality portfolio of mines.

SOURCE Goldcorp Inc.

%CIK: 0000919239

For further information: please contact: Lynette Gould, Director, Investor Relations, (800) 567-6223, E-mail: info@goldcorp.com, www.goldcorp.com

CO: Goldcorp Inc.

CNW 18:36e 15-SEP-16